SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------
                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

                          UNDER SECTION 12(b) or (g) of
                       The Securities Exchange Act of 1934


                                 EUROCASH, INC.
                 (Name of Small Business Issuer in its Charter)

        DELAWARE                                             10-4267463
(State or other jurisdiction of                           (I.R.S.Employer
incorporation or organization)                           Identification No.)


c/o Steven I. Gutstein, Esq., Attorney at Law, 780 Third Avenue
24th floor, New York, N.Y.                                         10017
(Address of principal executive offices)                          (Zip Code)

                    Issuer's telephone number: (212) 829-0215


        Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                    Name of each exchange on which
       to be so registered                     each class is to be registered

             None                                         None


            Securities to be registered pursuant to Section 12(g) of
                                    the Act:

                          Common Stock $.001 Par Value
                                (Title of Class)


                                TABLE OF CONTENTS

                                                                        Page No.

ITEM    1.          DESCRIPTION OF BUSINESS

ITEM    2.          MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OR PLAN OF OPERATION

ITEM    3.          DESCRIPTION OF PROPERTY.

ITEM    4.          SECURITY OWNERSHIP OF CERTAIN
                    BENEFICIAL OWNERS AND MANAGEMENT.

ITEM    5.          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                    CONTROL PERSONS.

ITEM    6.          EXECUTIVE COMPENSATION.

ITEM    7.          CERTAIN RELATIONSHIPS AND RELATED
                    TRANSACTIONS.

ITEM    8.          DESCRIPTION OF SECURITIES.


PART II

ITEM    1.          MARKET PRICE OF AND DIVIDENDS ON THE
                    REGISTRANT'S COMMON EQUITY AND
                    OTHER SHAREHOLDER MATTERS.

ITEM   2.           LEGAL PROCEEDINGS.

ITEM   3.           CHANGES IN AND DISAGREEMENTS WITH
                    ACCOUNTANTS ON ACCOUNTING AND
                    FINANCIAL DISCLOSURE.

ITEM  4.            RECENT SALES OF UNREGISTERED SECURITIES.

ITEM  5.            INDEMNIFICATION OF DIRECTORS AND OFFICERS.

PART F/S

ITEM 1.   FINANCIAL STATEMENTS

PART III

INDEX TO EXHIBITS

SIGNATURES

         Except where the context otherwise requires, all references in this Registration Statement to (a) the "Registrant", "Company" or "Eurocash" refer to Eurocash, Inc., a Delaware corporation.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                           FORWARD LOOKING STATEMENTS

             CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

         This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, b included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's services, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulations; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations.

PART I

ITEM 1. DESCRIPTION OF BUSINESS


(a) Business Development and Organizational Activities.

         The Company was incorporated in the State of Delaware on February 3, 1997 as "Parkway Technology Corporation" ("Parkway"). The Company remained inactive until October 30, 1998 when it acquired, through an exchange of shares, all the outstanding shares of Eurocash Funding (Jersey) Limited, a company incorporated in the United Kingdom, engaged in the recovery of Value Added Tax
(VAT) throughout Europe. Following this acquisition, the Company changed its name to Eurocash, Inc. In March 2000, Eurocash acquired C S Trading Ltd, a United Kingdom company engaged in the field of VAT recovery in order to enhance Eurocash's expertise and growth prospects as a VAT recovery specialist. The name of the acquired company was changed to Eurocash Corporation Plc, Eurocash presently operates through its two wholly-owned United Kingdom based subsidiaries, offering a worldwide service of European VAT recovery to its international corporate clientele.

(b) Business of Issuer.

         A Value Added Tax ("VAT") is a tax imposed on goods and services in countries throughout Europe (and in Canada and South Korea). Businesses that trade in these countries incur are subject to VAT on a range of legitimate business expenses, such as accommodations, conference and exhibition costs as well as transportation and entertainment expenses. In 1986, the European Union ("EU") adopted the 8th and 13th Directives, which allowed foreign companies incurring VAT expenses to reclaim some or all of such VAT expenditures. While the opportunity to reclaim VAT expenditures is open to virtually every business around the globe, only a relatively small percentage of businesses are aware that such an opportunity exists and an even smaller percentage avail themselves of that opportunity. The VAT charged on a good or service can range from approximately 7.5% to 25% depending upon the specific good or service and the specific country imposing the VAT. Consequently, there exists a major potential for growth as the amount of unclaimed VAT is estimated to be very substantial.

         The countries that allow VAT reclaim (full or partial) are:

        *Austria
        *Belgium
        *Canada
        *Denmark
        *Estonia
        *Finland
        *France
        *Germany
        *Greece
        *Hungary
        *Iceland
        *Ireland
        *Italy
        *Luxembourg
        *Netherlands
        *Norway
        *Portugal
        *South Korea
        *Spain
        *Sweden
        *Switzerland
        *United Kingdom

         Most businesses do not claim VAT refunds because either they are unaware of their right to do so or because they find the claim-process onerous. This is not surprising. The "red-tape" involved is voluminous, with every country within the EU having different VAT-rates and different and often complicated procedures for reclaiming VAT. These differences are exacerbated by the fact that there is no one common language throughout these countries. It is no wonder that the claim-process can appear to be bureaucratic nightmare to the uninitiated.

         Currently, there are less than fifty recognized Euro-VAT reclaim specialists globally. Only four of these entities operate in more than one country and these four are also the only ones to prepay clients in anticipation of a VAT refund. Eurocash was, however, the first in the world to prepay claims.

         Eurocash charges a success-only commission which starts at approximately thirty percent (30%) for its highest level of service, including prepayment of the claim. The actual rate depends on the claim size, the country of claim and the level of services rendered. These rates are well within market parameters. Quality of service is a determining factor, with Eurocash achieving a ninety-eight percent (98%) recovery rate versus the market leader's ninety-two percent (92%).

Corporate Structure

         Eurocash   conducts   its   business   through  its  two  wholly  owned
subsidiaries.

         The two corporate entities, through which Eurocash affords its clients a full line of services for the recovery and the prompt settlement of European VAT claims are:

         (1) Eurocash Corporation Plc - which recovers for its clients VAT on business expenses incurred in any European Union country; and

         (2) Eurocash Funding (Jersey)- which provides a factoring/discounting facility through which clients receive instant cash rather than waiting up to a year for their refund.

Employees
         The Company's operating subsidiaries have 18 full time employees.

Customer Base

         The Company has a current customer base of approximately 140 clients, including such major international clients as Xerox Corporation, JVC Europe, Cadbury Schweppes, A Oppenheimer & Co., Dell Computer, British Telecom, Unisys, and EDS Electronic Data Systems,

Services

         Pre-Retrieval - At no cost to a prospective client, Eurocash's specially trained personnel will conduct a preliminary appraisal of the client's VAT expenditures to determine whether or not that client's business has paid sufficient VAT to make the client eligible for a rebate. At the conclusion of the preliminary appraisal, Eurocash will provide the client with an estimate of the amount it is entitled to reclaim.

         Retrieval - Eurocash's specially trained personnel will sift through client's records to locate and then collate all eligible VAT expenditure invoices the client possesses and provide the client with a country by country report of the potential value of its rebate claim. Clients may choose to use their own personnel to retrieve the relevant documentation and employ Eurocash for claim processing only.

         Claim Processing - Using the Company's unique VAT-reclaim software which ensures that all claims are submitted accurately and in full compliance with each EU country's stringent procedural rules, Eurocash's specially trained personnel will process and submit the client's claim for payment on a country by country basis and carefully monitor the progress of each claim submitted. The Company's operating subsidiaries work closely with Customs and Excise in the UK or their equivalent in other European countries to ensure that any problems are minimized.

         Prepayment - Within thirty (30) days of submitting a claim, Eurocash will pay to its client on a discounted basis the VAT refund due. The client now has immediate use of the reclaimed funds without having to wait for the time consuming processing of the claim to be completed.

Sales and Marketing

         The Company has sought to identify major companies which conduct substantial international business on a scale which would make it financially attractive on the one hand, for that company to engage Eurocash's services, and on the other, for Eurocash to render its services to that client. Initially, a prospective client is called by a member of Eurocash's sales and marketing team, and, that call is followed up by a formal presentation at the prospective client's offices.

Proprietary Technology

         The Company has developed proprietary software which it uses to render its services.

Fee Schedule

         The Company's fees are based on a success only basis. A commission is charged on the amount of funds successfully reclaimed on behalf of the client. There are no extra or hidden charges. The Company charges (subject to some variation) for the full service, involving retrieval, claim processing and prepayment thirty-four percent (34%) of the VAT refund; for retrieval and processing twenty-six percent (26%) of the VAT refund; and for processing only, twenty percent (20%) of the VAT refund.

         The reclaim services offered by Eurocash's subsidiaries are being made available to businesses worldwide. This enables them to recover hundreds of thousands of otherwise lost dollars.

         A staggering amount of VAT remains unclaimed each year. Most European countries take at least eight months to refund a claim, and sometimes one year or longer. Consequently there is are many companies which would benefit from the recovery of their VAT claims. In essence, these VAT claims are "receivables". Unlike with many other receivables, traditionally banks do not discount, and factoring houses do not factor, VAT claims because it is outside the scope of their usual activities. Therefore, Eurocash filled this void by providing a prepayment facility. This is offered to clients primarily on a recourse basis; that is, if the VAT claim is ultimately rejected as an invalid claim, the client which received prepayment is obligated to refund the prepayment to Eurocash. However, Eurocash Corporation Plc has enjoyed a ninety-eight percent (98%) recovery rate. Therefore recourse to the client has been rare and is expected to continue to be rare.


RISK FACTORS

          History of Losses.

         As of June 30, 2000, the Company had incurred net losses of $523,000. Due to the Company's limited operating history and limited resources, there can be no assurance that the Company will become profitable.

         Competition.

         The VAT recovery industry is highly competitive, with several major companies involved. The Company will be competing with larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors have significantly greater name recognition and have far greater marketing, financial and other resources than the Company. There can be no assurance that the Company will be able to compete effectively against such competitors in the future.

         Risks Associated With Management of Potential Growth.

         The Company's anticipated rapid growth is expected to place a significant strain on its managerial, operational, financial and information systems resources. To accommodate its current size and manage growth, the Company must continue to implement and improve its operational, financial and information systems, and expand, train and manage its employee base. Additionally, expansion of the Company's information and network systems is required to accommodate its growth. There can be no assurance that the Company will be able effectively to manage the expansion of its operations, or that the Company's facilities, systems, procedures or controls will be adequate to support the Company's operations. The inability of the Company to effectively manage its future growth would have a material adverse effect on the Company. The Company believes that its ability to provide timely access for customers and adequate customer and technical support largely will depend on its ability to attract, identify, train, integrate and retain qualified personnel. Failure to provide adequate customer and technical support services would adversely affect the Company's ability to maintain and increase its customer base, and could therefore have a material adverse effect on the Company.

         Need for Additional Capital.

         The Company anticipates that cash flow from operations will be sufficient to support anticipated capital expenditures, working capital and general corporate purpose requirements. However, any increases in the Company's anticipated growth rate, a shortfall in anticipated revenues or anticipated expenses, or significant acquisition opportunities could have a material adverse effect on the Company's liquidity and capital resources and could require the Company to raise additional capital from public or private equity or debt sources. There can be no assurance that the Company will be able to raise any such capital on terms acceptable to the Company if at all.

         The Need for Increased Marketing and Sales Capability.

         In order to grow and achieve and maintain profitability the Company needs to significantly increase its marketing and sales. To do so, the Company will need to rely on the marketing and sales efforts of its current management and staff as well as to hire additional personnel skilled in marketing and sales. There can be no assurance that the Company will be able to hire such sales, marketing and other necessary personnel, or, if they are hired, that they will be successful in procuring adequate sales to make us profitable.

         No Dividends.

         To date the Company has not paid dividends. There can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future.

         No Cumulative Voting.

         The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and a majority of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

         Control by Present Shareholders.

         The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors.

         Lack of Sufficient Credit Lines.

         The Company depends to a large extent on having credit lines with which to facilitate prepayment to its clients. In the event that the Company loses its existing credits lines, there is no assurance that the Company could obtain credit lines to replace its existing lines. In addition, in order for the Company to grow and to continue to offer prepayment, the Company will need to obtain additional credit lines. There is no assurance that the Company will be able to do so.

         Dependence on Proprietary Software; Risk of Infringement.

         The Company's success is dependent to a significant extent on its ability to protect the proprietary and confidential aspects of its software technology. The Company has not applied for patent protection or copyright protection and at this time is relying on trade secret, nondisclosure and other contractual provisions and technical measures to establish and protect its proprietary rights in its software. The Company believes that its software does not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such assertion will not require the Company to enter into a license agreement or royalty arrangement with the party asserting such a claim. Responding to and defending any such claims may require significant management resources and otherwise have a material adverse effect on the Company's results of operations, financial condition or business.

         Change in Governmental Regulations.

         The need for the Company's services results in part from the fact that the rules and regulations for recovering VAT expenditures vary from country to country, which causes a company interested in VAT recovery to rely on a specialist such as Eurocash. There is a possibility that the EU will implement standard rules and regulations throughout the EU countries. If so, the perceived need for a VAT specialist may decrease.

         In House Processing of VAT Claims.

         The Company's success is in part dependent upon prospective clients believing that it is more efficient and more financially beneficial for them to out source their Value Added Tax recovery activities to specialists such as Eurocash. To the extent that companies decide to keep these recovery activities in house, the business of Eurocash may be harmed.

         Dependence on Key Personnel.

         The Company's future success will depend largely on the efforts and abilities of the Company's senior corporate management, including Martyn K.
Redman and Bart O'Toole. The Company has not obtained "key man" insurance policies on either of them. The loss of the services of either or both of them could have a material adverse impact on the Company's business and prospects.

         No Trading History of Common Stock; Possible Stock Price Volatility.

         The Company's Common Stock has not been traded. There is no assurance that a market will develop for the Company's Common Stock, and if it does develop, that it will be maintained. Once trading begins, the market price of the Common Stock could fluctuate substantially due to a variety of factors, including market perception of the Company's ability to achieve its planned growth, quarterly operating results of the Company, the trading volume in the Company's Common Stock, changes in general conditions in the economy, or other developments affecting the Company or its competitors. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

         Risks of Penny Stock.

         In  the  event  that  a  public  market   develops  for  the  Company's
securities, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. To the extent the Company's securities are subject to the penny stock rules, investors in the Company's may find it more difficult to sell their securities. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

(c) Report to Security Holders

         At the time of filing of this Registration Statement, the Company is not subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this Registration Statement, the Company will be subject to Exchange Act reporting requirements and, in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information may also be obtained from the web site that the Commission maintains at http://www.sec.gov. Copies of these materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal offices in Washington, D.C., as set forth above.


ITEM 2.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations

Overview

         Through fiscal 2000, Eurocash's revenues were generated primarily from fees charged for providing an outsourced VAT recovery service, with a small portion of revenue coming from the Eurocash's prepayment service. Costs in the year cover not only routine costs of providing VAT recovery to an international customer base, but also a large portion of setup costs, typical of any new business.

         The Company had three goals for fiscal 2000. First, the Company sought to reposition itself as a VAT recovery specialist in addition to continuing its existing discounting service. Second, the Company sought to establish a sound recurring customer base. Third, the Company aimed at achieving a VAT claim recovery rate in excess of the current industry standard.

         The Company achieved the first goal by acquiring C S Trading Ltd, a recognized VAT recovery specialist, which changed its name to Eurocash Corporation Plc as part of the process. This acquisition provided the further benefit of strengthening management by the addition of Bart O'Toole. Mr. O'Toole had five years experience working with a leading VAT recovery specialist.


         To meet its second goal of attracting a substantial recurring customer base, the Company put its sales and marketing team through a rigorous and intensive training program and supported its team with high quality marketing brochures and related materials. To further attract a substantial recurring customer base, the company offers a combination of VAT recovery and prepayment of customers refunds at a competitive price. Management believes that Eurocash is well on its way to meeting this goal by having attracted approximately 140 clients, including such major international companies as EDS Electronic Data System and British Telecom.

         To achieve its third goal of reaching a VAT recovery rate in excess of the industry standard, the Company has upgraded its systems, procedures and sophisticated technology. By so doing the Company has increased its ability to extract VAT refundable invoices from its clients' records and its ability to ensure accurate and successful processing of claims. Eurocash is now operating at a ninety-eight percent (98%) VAT recovery rate, compared to the industry standard of ninety-two percent (92%).

         Installing the procedures and enhancing the systems to implement the above policies has resulted in a number of costs . These consequential costs include staff training, intensive screening of personnel, consolidation of accounts, software design and designing factoring procedures. Management believes that by incurring these costs, the Company has been enabled to not only compete with the market leaders, but in many instances to win the competition with the market leaders for "blue chip" clients.

Accumulated Losses

         From its inception in 1995 through to June 30 2000, Eurocash had incurred net losses of $523,000. The majority of these losses are attributable to the costs undertaken in the initial research and development of the underlying services, the indirect costs of acquiring C S Trading Ltd (now Eurocash Corporation Plc, one of the Company's two wholly owned operating subsidiaries) and the recruitment and training of both sales and processing personnel.

Fiscal Year Ended June 30, 2000  Compared to the Fiscal Year Ended June 30, 1999

         Revenues for the fiscal year ended June 30, 2000 increased by 275% from $193,000 to $724,000 when compared to the fiscal year ended June 30, 1999. The prime reason for this increase was the concentration of activity on recovery services replacing prepayment as the core activity.

         The direct costs of providing the services also increased by 791% from $43,000 for the fiscal year ended June 30, 1999 when compared to $383,000 for the fiscal year ended June 30, 2000. Similarly overhead rose by 134% from $304,000 for the fiscal year ended June 30, 1999 to $710,000 for the fiscal year ended June 30, 2000. Again these substantial increases are the result of a significant change in core activity.

         The largest items of cost are processing ($292,000 - which includes a large labor element), salaries ($231,000) and travel ($143,000). It should be noted that in many instances travel costs to see clients initially in fiscal year 2000, will not need to be repeated in subsequent years.

Six Months  Ended  December 31, 2000  Compared to Six Months Ended  December 31,
1999


         Revenue for the six months ended December 31, 2000 increased by 235% from $108,000 to $362,000 when compared to the six months ended December 31, 1999. This increase reflects the continuing concentration on recovery services.

         The direct costs of providing the services also increased by 149% from $71,000 for the six months ended December 31, 1999 when compared to $177,000 for the six months ended December 31, 2000. Similarly overhead rose by 84 % from $239,000 for the six months ended December 31, 1999 when compared to $440,000 for the six months ended December 31, 2000.

         Although provision for bad debts has been made, actual bad debts are not envisaged as the Company's revenue is commission based on refunds to be received from sovereign nations.

Liquidity and Capital Needs

         There is a substantial lag time between submission of the VAT claim and the receipt of payment of the claim (which can be in excess of one year). The Company derives revenue at the time the claim is paid. This coupled with the fact that in many instances the Company is prepaying the claim to the client shortly after submission of the claim, places a great strain on the Company's capital resources. To alleviate this strain, the Company has sought credit lines to grow its prepayment service and has arranged a $8,000,000 credit facility with an initial draw down of $1,500,000 for the second half of fiscal 2001 (January 1, 2001 - June 30, 2001). The Company intends to seek additional credit lines to support its prepayment service. Since the Company cannot be assured that additional credit lines will be obtained on favorable terms, failure to obtain such credit lines will severely inhibit the Company's projected growth.

         Management intends to open new branch offices in the United States and throughout Europe. To do so will require additional capital which the Company intends to raise through the offering of its securities.

ITEM 3. DESCRIPTION OF PROPERTY.

         The Company owns no real property. In January 2001, the Company entered into a lease with Allied Dunbar Assurance Plc for 2910 square feet of office space. The space is located at Lyndean House, 43-46 Queens Road, in Brighton, Sussex, England. The Company is paying an annual rent of $31,000. In return for the Company having done some refurbishment work to the premises, the first nine months will be rent free. The lease is for ten (10) years; the rent may be increased after five (5) years and the Company may terminate the lease at that time.

         Other than furniture, fixtures, computers and other equipment utilized in the conduct of its business, the Company owns no other personal property.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
          AND MANAGEMENT.

         The following table sets forth certain information concerning the beneficial ownership of the Registrant's Common Stock by each Director, by all Directors and Officers as a group and by each person known to the Registrant to be the beneficial owner of more than 5% of the outstanding shares of the Registrant's Common Stock as of December 31, 2000. Unless otherwise indicated, each of the following persons has sole voting and investment power with respect to the shares which he beneficially owns.

                                             Amount and Nature
Name and Address                              of Beneficial                            Percentage of
of Beneficial Owner                             Ownership                                    Class

Bart O'Toole                                 7,000,000 (1)                                 56.52%
Executive Vice-President
67 Chapman Square
Wimbledon
London, SW19 5QU
United Kingdom

Martyn K. Redman                            1,111,000  (2)                                 8.97%
President, Secretary-Treasurer
159 New Church Road
Hove, Sussex BN3 4DB
United Kingdom

Molard Nominees S.A.                         712,800  (3)                                  5.76%
Case Postale 5530
1211 Geneva 11
Switzerland

All Directors and Officers as a group three (3) persons                                    65.49%


(1) Mr. O'Toole holds his shares indirectly through Eastern Caribbean Holdings Ltd. and Charity Investment Corporatoin, two private holding companies.

(2) Mr. Redman holds 1,056,000 shares directly and 55,000 shares through Currency Direct Ltd., a private holding company.

(3) Mr. Charles John Bennett, a Director of the Registrant is also a director of Molard Nominees S.A., but is not a beneficial owner of any shares of the Registrant. The beneficial owners of the 712,800 shares held by Molard Nominees are five unrelated parties, none of which owns more than 264,000 shares of Registrant, equivalent to 2.13% of the outstanding shares.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

             The directors and Executive Officers of the Registrant are as follows:

             Name                     Age              Position

             Martyn K. Redman         57        President, Secretary-Treasurer
                                                and Chairman of the Board

             Bart O'Toole             45        Executive Vice-President
                                                and Director

             Charles John Bennett     54        Director

         The following information summarizes the business experience during, at least, the last five years of each Director:

         Martyn K. Redman (57) - Martyn Redman is a Chartered Public Finance Accountant, with experience in both the public and the private sector. His last appointment in the public sector was as Treasurer of Brighton Health Authority - one of the largest in the U.K. In the private sector his clients have included General Electric (UK), Hewlett Packard, Unilever, Rhone Poulenc, East Sussex County Council and the Institute of Public Finance. In 1995 he founded Eurocash Funding (Jersey) Ltd.

         Bart O'Toole (45) - Mr. O'Toole's early career was in Sales and Marketing, working for several major corporations, including Euromoney Plc. In 1985 he launched a new Newspaper Group which was successfully floated on AIM (London) in 1990. He went on to set up and run a media buying agency with billings in excess of US$ 30 million. which was subsequently bought by Shell Oil. He then assisted a number of $30,000,000 major U.K. retailers with the sales of retailing franchises before assuming the management of a leading worldwide VAT recovery agent in 1994. Under Bart's management the U.K. franchise of that group has grown to a yearly turnover of US$ 5,000,000.

         Charles John Bennett (54) - Based in Geneva, Switzerland, Mr. Bennett holds directorships in a number of United Kingdom, Irish and American finance houses. Mr. Bennett is a Fellow Certified Chartered Accountant (U.K.) with specialist experience in the banking sector, having held senior finance positions with local and international companies.

ITEM 6.    EXECUTIVE COMPENSATION.

                               Compensation Chart

                                  Annual Compensation    Long Term Compensation

Name/Position   Year              Salary $ Bonus $            Other $
Mr. Redman      2000              $130,000    0                    0
President

Mr. O'Toole     2000              $120,000    0                    0
Vice-Pres.

         All of the officers and directors are reimbursed for out-of-pocket expenses incurred in connection with the Company's business. So long as the expenses incurred in connection with the Registrant's business are reasonable in amount and accounted for to the satisfaction of the Board of Directors, there is no set limitation on the amount of expenses which may be incurred.

         At the present time, the company has no retirement, pension, profit sharing, stock option plan, or other similar programs for the benefit of its employees. There are currently no outstanding options, warrants, or rights granted to any director or officer of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


         Except as reported elsewhere herein, there are no transactions with management, nor business relationships or transactions with promoters which are required to be reported under this item. There is no indebtedness owed by management to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

         There are authorized fifty million (50,000,000) shares of capital stock of Eurocash, consisting of one class of Common Stock. The shares of Eurocash's Common Stock has a par value per share of $0.001, with each share having equal and identical rights to every other share of Common Stock for purposes of dividends, liquidation preferences, voting rights and any other attributes of Eurocash's Common Stock. As of December 31, 2000, there were 12,384,699 shares of Common Stock issued and outstanding. All outstanding common shares are legally issued, fully paid and non-assessable. Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not entitled to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of Eurocash. All shares of Common Stock are entitled to participate ratably in dividends when and as declared by Eurocash's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock. Eurocash has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of Eurocash's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of Eurocash, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future. Holders of Common Stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of Eurocash, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the Common Stock equity securities of Eurocash, after satisfaction of all liabilities.

PART II


ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS.

A. Market Information

         There has never been any "established trading market" for shares of the Company's common stock. No assurance can be given that any market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management, or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement, will be satisfied by the filing and effectiveness of this Registration Statement,) the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144. As of the date of this filing, there are approximately 12,194,699 Common Shares of the Company eligible for trading under Rule 144.

         (i) There are currently no shares of Common Stock of the Company which the Company has agreed to register for sale by security holders.

         (ii) There is currently no common equity that is being or is proposed to be publicly offered by the Company, the offering of which could have a material effect on the market price of the issuer's common equity.

B. Holders

         As of the date of this filing, the Company has 308 shareholders of record.

C. Dividend Policy

         The payment of dividends is within the discretion of the Board of Directors of Eurocash. Eurocash currently intends to retain all earnings, if any, in the foreseeable future for use in the development of the Company's business. The Company has never paid dividends and does not anticipate that any dividends will be paid in the foreseeable future. There can be no assurance that dividends can or will ever be paid. The payment of dividends is contingent upon future earnings, if any, the Company's financial condition and capital requirements, general business conditions and other factors. The Board of Directors of the Company intends to review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving due consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

D. Reports to Shareholders

         The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements of the Securities Exchange Act of 1934.

E. Transfer Agent and Registrar

         The transfer agent for the Company's is Jersey Transfer and Trust Co., 201 Bloomfield Avenue, Verona, New Jersey.

Item 2. Legal Proceeding

         The Company is not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority or any other person or entity involving our Company.

Item 3. Changes in and Disagreements with Accountants.

         During the most recent fiscal year(s) and the subsequent interim period, we have had no disagreement, resignation or dismissal of our independent accountant. Our accountant has been McManus & Co., P.C.

Item 4. Recent Sales of Unregistered Securities.

        The following sets forth recent sales through December 31, 2000:

         1. From November 15, 1999 to March 26, 2000, the Company sold 1,000,000 shares at $0.50 per share, to a number of foreign investors under Regulation S, promulgated under the Securities Act of 1933, as amended.

         2. From November 21, 2000 to December 31, 2000, the Company sold 190,000 shares at $0.50 per share, to a number of foreign investors under Regulation S, promulgated under the Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Certificate of Incorporation contains the following provision with respect to indemnification: "The Corporation shall indemnify all persons whom it may indemnify to the fullest extent allowed by the General Corporation Law of Delaware."

         The General Corporation Law of Delaware provides:

ss.145. Indemnification of officers, directors, employees and agents; insurance.

         (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

         (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


PART F/S


         The following  financial  statements  are presented for the Company for
(1) the fiscal year ended June 30, 2000 and (2) the six-months period ended December 31, 2000:

Year ended June 30, 2000                                              Page

Auditor's Report                                                       F - 1

Consolidated Balance Sheets                                            F - 2

Consolidated Statements of Operations                                  F - 3

Consolidated Statements of Changes in Shareholders' Equity             F - 4

Consolidated Statements of Cash Flows                                  F - 5

Notes to the Consolidated Financial Statements                         F-6-13

Six Months ended December 31, 2000                                     Page
----------------------------------                                     ----

Consolidated Balance Sheet                                             F - 2

Consolidated Statement of Operations                                   F - 3

Consolidated Statement of Changes in Shareholders' Equity              F - 4

Consolidated Statement of Cash Flows                                   F - 5

Notes to the Consolidated Financial Statements                         F-6-13

PART III


Exhibits

None


Signature

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Eurocash, Inc.
(Registrant)

Date:  May 15, 2001

By: /s/ Martyn K. Redman
        Martyn K. Redman, President

                         EUROCASH, INC. AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000






                                Table of Contents




                                                                          Page
                                                                      ----------

Independent  Accountant's  Report . . . . . . . . . . . . . . . . . . . . . 1

Consolidated  Balance  Sheets . . . . . . . . . . . . . . . . . . . . . . . 2

Consolidated  Statements  of  Operations . . . . . . . . . . . . . . . . . .3

Consolidated  Statements  of  Changes  in  Shareholders'  Equity . . . . . .4

Consolidated  Statements  of  Cash  Flows . . . . . . . . . . . . . . . . . 5

Notes  to  the  Consolidated  Financial  Statements . . . . . . . . . . . 6-13

                         Independent Accountant's Report


To the Board of Directors and Stockholders of Eurocash, Inc.:

We have audited the accompanying consolidated balance sheet of Eurocash, Inc. and subsidiaries as of June 30, 2000 and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years ended June 30, 2000 and 1999. These financial statements are the responsibility of Eurocash, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eurocash, Inc. and subsidiaries as of June 30, 2000 and the results of their earnings, shareholders' equity, and their cash flows for the years ended June 30, 2000 and 1999 are in conformity with generally accepted accounting principles.




/s/ McManus & Co., P.C.
----------------------
McManus & Co., P.C.
Certified Public Accountants
Rockaway, New Jersey

March 12, 2001

                          Eurocash, Inc. & Subsidiaries
                           Consolidated Balance Sheet
                                  June 30, 2000


                                     ASSETS

       Current Assets:
            Cash                                                  $             76,429
            Accounts  Receivable (Note 2)                                    3,062,918
            Allowance  for  Doubtful  Accounts (Note 2)                        (60,775)
            Prepaid  Expenses                                                    6,598
                                                                    -------------------
                Total  Current  Assets                                       3,085,170

       Property  and  Equipment (Notes 1&3):
            Computers                                                           11,104
            Database                                                             1,478
            Furniture  &  Fixtures                                               4,069
            Office  Equipment                                                    3,231
            Software                                                             3,720
            Vehicles                                                            29,414
            Accumulated  Depreciation                                           (1,394)
                                                                    -------------------
                Total  Property  and  Equipment                                 51,622

       Other  Assets
            Goodwill (Note 4)                                                3,424,387
            Accumulated  Amortization (Note 4)                                 (19,024)
                                                                    -------------------
                Total  Other  Assets                                         3,405,363

                                                                    -------------------
            Total  Assets                                         $          6,542,155
                                                                    ===================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

       Current Liabilities:
            Accounts  Payable                                     $          2,510,909
            Accrued  Expenses                                                  154,537
            Advances  From  Shareholders (Note 8)                              101,447
            Credit - Line  Payable (Note 6)                                     37,807
            Notes  Payable - current portion (Note 5)                           55,687
            Officer's  Loan (Note 7)                                            75,613
                                                                     -------------------
                Total  Current  Liabilities                                  2,936,000

       Long - Term  Liabilities:
            Notes  Payable - net  of  current  portion (Note 5)                  4,950
                                                                        -------------------
                Total  Long - Term  Liabilities                                  4,950

       Commitments  and  Contingent  Liabilities (Note 13)

       Shareholders'  Equity:
            Common  Stock  -  $.001  par  value
                Authorized  50,000,000
                Issued  and  Outstanding  12,194,699                            12,195
            Preferred  Stock  -  $.001  par  value
                Authorized  10,000,000
                No  Issued  and  Outstanding                                         0
            Paid  in  Capital                                                4,112,489
            Retained  Deficit                                                 (523,479)
                                                                        -------------------
                Total  Shareholders'  Equity                                 3,601,205

                                                                       -------------------
            Total  Liabilities  and  Shareholders'  Equity         $         6,542,155
                                                                       ===================


        See accompanying notes to the consolidated financial statements.

                          Eurocash, Inc. & Subsidiaries
                      Consolidated Statement of Operations
                          For the Years Ended June 30,



                                                                 2000                     1999
                                                           ------------------      -------------------
       Revenues
            Collection  Fees                             $           723,966     $            193,392

                                                           ------------------      -------------------
                Total  Revenues                                      723,966                  193,392

       Cost  of  Goods  Sold
            Purchases                                                      0                   26,493
            Commissions                                               15,643                        0
            Sales  &  Marketing                                       41,580                        0
            Processing                                               292,445                   16,657
            Other  Direct  Costs                                      33,760                        0
                                                           ------------------      -------------------
                Total  Cost  of  Goods  Sold                         383,428                   43,150
                                                           ------------------      -------------------

       Gross  Profit                                                 340,538                  150,242
                                                           ------------------      -------------------

       Operating  Expenses
            Auto  Expense                                             24,954                   14,170
            Bank  Fees                                                   165                      805
            Consulting  Fees                                          17,442                    4,000
            Insurance                                                  4,012                    2,278
            Interest  Expense                                          2,067                   15,764
            Office  Expense                                           46,200                   23,556
            Professional  Fees                                        63,319                   35,955
            Recruitment  &  Training                                  40,932                   23,242
            Rent  -  Office                                           26,356                   14,966
            Repairs  &  Maintenance                                   11,908                    6,762
            Salaries  &  Related  Costs                              230,912                   52,430
            Taxes - other                                                203                        0
            Telephone                                                 30,074                   17,077
            Travel  &  Entertainment                                 143,119                   81,268
            Bad  Debt  Expense                                        13,896                   11,228
            Exchange  Loss                                            33,831                        0
            Depreciation  &  Amortization                             20,418                        0

                                                           ------------------      -------------------
                Total  Operating  Expenses                           709,808                  303,501

                                                           ------------------      -------------------

       Earnings / (Loss)  From  Operations                          (369,270)                (153,259)

                                                           ------------------      -------------------
       Net  Loss                                         $          (369,270)    $           (153,259)
                                                           ==================      ===================

            Earnings  Per  Share:
                Basic (Notes 1 & 2)                      $      (0.05)           $       (0.04)
                Diluted (Notes 1 & 2)                    $      (0.05)           $       (0.04)


        See accompanying notes to the consolidated financial statements.

                          Eurocash, Inc. & Subsidiaries
                  Statement of Changes in Shareholders' Equity


                                                                                           Additional                   Total
                     July 1, 1998                         Common Stock          Preferred  Paid In       Retained     Shareholders'
                     To June 30, 2000                  Shares        Value      Stock      Capital       Deficit  Equity / (Deficit)
          -----------------------------------         ------------   ---------- ---------  -----------   --------- ----------------

 Total  Shareholders'  Equity / (Deficit)
 as  of  July1,  1998                                     950,000     $  950      $  0       $    0     $    (950)    $     0

                                                      ------------  ---------  --------   ------------   ----------- -----------

 Capital  Contribution                                    400,000        400         0        3,600             0       4,000

 Acquisition  of  Eurocash  Funding  (Jersey)  Ltd.     2,844,699      2,845         0      116,889             0     119,734

 Net  Loss  as  of  June  30,  1999                                                                      (153,259)   (153,259)
                                                      ------------  ---------  --------  ------------   ----------- -----------

 Total  Shareholders'  Equity / (Deficit)
 As  Of  June  30,  1999                                4,194,699      4,195         0      120,489      (154,209)    (29,525)

 Sale  of  Common  Stock (November)                       160,000        160         0       79,840             0      80,000

 Sale  of  Common  Stock (December)                        80,000         80         0       39,920             0      40,000

 Sale  of  Common  Stock (March)                          760,000        760         0      379,240             0     380,000

 Acquisition  of  Eurocash  Corporation  Plc.           7,000,000      7,000         0    3,493,000             0   3,500,000

 Net  Loss  as  of  June  30,  2000                                                                      (369,270)   (369,270)

                                                      ------------  ---------  --------  -----------   -----------  ----------
 Total  Shareholders'  Equity / (Deficit)
 As  Of  June  30,  2000                               12,194,699  $  12,195   $    0     4,112,489   $  (523,479) $ 3,601,205
                                                      ============  =========  ========  ===========   ===========  ==========


                See accompanying notes to the consolidated financial statements.

                          Eurocash, Inc. & Subsidiaries
                             Statement of Cash Flows
                        For the Year Ended June 30, 2000



Cash  Flows  From  Operating  Activities
    Net  Loss                                                         $           (369,270)

    Adjustments  To  Reconcile  Net  Loss  To  Net  Cash
      Used  By  Operating  Activities:
        Depreciation  and  Amortization                                             20,418
        (Increase) / Decrease  in  Accounts  Receivable                         (2,776,795)
        (Increase) / Decrease  in  Prepaid  Expenses                                (6,598)
        Increase / (Decrease)  in  Accounts  Payable                             2,249,046
        Increase / (Decrease)  in  Accrued  Expenses                               154,537
                                                                        -------------------

        Total  Adjustments                                                        (359,392)
                                                                        -------------------

    Net  Cash  Used  By  Operating  Activities                                    (728,662)

Cash  Flows  From  Investing  Activities
        Purchase  of  Property  and  Equipment                                     (48,395)
        (Increase) / Decrease  in  Goodwill                                     (3,424,387)
                                                                        -------------------

    Net  Cash  Used  By  Investing  Activities                                  (3,472,782)

Cash  Flows  From  Financing  Activities
        Increase / (Decrease)  in  Capital  Contributions                        4,000,000
        Increase / (Decrease)  in  Advances  From  Shareholders                    101,447
        Increase / (Decrease)  in  Credit - Line  Payable                          (58,854)
        Increase / (Decrease)  in  Notes  Payable                                  220,274
        Increase / (Decrease)  in  Officer's  Loan  Payable                         (3,136)
                                                                        -------------------

    Net  Cash  Provided  By  Financing  Activities                               4,259,731

    Net  Increase  in  Cash                                                         58,287

Cash  at  the  Beginning  of  the  Year                                             18,142
                                                                        -------------------

Cash  at  the  End  of  the  Year                                     $             76,429
                                                                        ===================


        Supplemental  Disclosures  of  Cash  Flow  Information:
        Net  cash  paid  during  the  year  for:
             Interest                                                 $              2,067
             Income  Taxes                                            $                  0




        See accompanying notes to the consolidated financial statements.

                         EUROCASH, INC. AND SUBSIDIARIES
                 Notes To The Consolidated Financial Statements
                                  June 30, 2000




NOTE 1 - Basis of Presentation and Significant Accounting Policies:

         Eurocash, Inc. and Subsidiaries, (the Company), commenced operations during 1997, when Parkway Technology Corporation (Parkway) was incorporated in the state of Delaware. The Company changed its name to Eurocash, Inc. on November 10, 1998.

         The Company, through its subsidiaries, markets, promotes, and services the reclamation of the European value added tax (VAT) and provides the service of pre-funding.

A)       Consolidation

         At June 30, 2000, the Company has two wholly owned subsidiaries, Eurocash Funding (Jersey), Ltd. and Eurocash Corporation, Plc. The two subsidiaries have been formed in Jersey (Channel Islands) and England, respectively.

         The  consolidated  financial  statements  include  the  accounts of the
         Company   and   its   subsidiaries.   All   significant   inter-company
         transactions and balances have been eliminated in consolidation.

B)       Cash and Cash Equivalents

         The Company has $76,429 in cash with $0 invested in interest bearing accounts at June 30, 2000.

C)       Property and Equipment

         Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting and accelerated methods for income tax purposes. The recovery classifications for these assets are listed as follows:

                                                                      Years
                           Computer & Software Equipment               3
                           Database                                    7
                           Furniture and Fixtures                      7
                           Office Equipment                            5
                           Vehicles                                    5

         Expenditures for maintenance and repairs are charged against income as incurred whereas major improvements are capitalized.

D)       Income Taxes

         The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires a change from the deferral method to assets and liabilities method of accounting for income taxes. Timing differences exist between book income and tax income, which relate primarily to depreciation methods.

        ---------------------------------------------------------

E)       Revenue Recognition

         The Company reports income from contracts by the percentage-of-completion method of accounting. This method recognizes income and costs with respect to individual contracts on the basis of the proportionate value of work completed during the period. Estimated losses are recognized in full as soon as they are identifiable. Earnings are charged with a provision for doubtful accounts receivable based on collection experience and current review of the collectability of accounts. Accounts deemed uncollectable are charged against the allowance for doubtful accounts. The majority of the Company's obligations under these contracts are completed within three (3) months whereas payments for the majority of these contracts are received within eighteen (18) months.

F)       Net Earnings Per Common Share

         Net earnings per common share are shown as both basic and diluted. Basic earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding. Diluted earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding plus any dilutive common stock equivalents. The components used for the computations are shown as follows:

                                                June 30,  2000
         Weighted  Average  Number  of  Common
          Shares Outstanding Including:             7,284,257

         Primary Common Stock Equivalents
          Fully Diluted Common Stock Equivalents    7,284,257

G)       Impairment of Long Lived and Identifiable Intangible Assets

         The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis. An impairment loss would be deemed necessary when the estimated non-discounted future cash flows are less than the carrying net amount of the asset. If an asset were deemed to be impaired, the asset's recorded value would be reduced to fair market value. In determining the amount of the charge to be recorded, the following methods would be utilized to determine fair market value:

        1)  Quoted market prices in active markets.
        2)  Estimate based on prices of similar assets
        3)  Estimate based on valuation techniques

         As of June 30, 2000, no impairment existed.

        ---------------------------------------------------------

H)       Intangible Assets

         Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition and is being amortized using the straight-line method over thirty (30) years.

I)       Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

J)       Other Comprehensive Income

         In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Other Comprehensive Income," effective for fiscal years beginning after December 15, 1997. This statement considers the presentation of unrealized holding gains and losses attributable to debt and equity securities classified as available-for-sale. As stated, any unrealized holding gains or losses affiliated to these securities are carried below net income under the caption "Other Comprehensive Income." For the fiscal year ended June 30, 2000, no other comprehensive income existed.

K)       Reclassification

         The Company has reclassified certain costs and expenses for the year ended June 30, 1999 to facilitate comparison to the year ended June 30, 2000.


NOTE 2 - Accounts Receivable:

         Accounts receivable consist of the following:
                                                          June 30, 2000
                                                          -------------
         Accounts Receivable                              $  3,062,918
         Allowance for Doubtful Accounts                       (60,775)
                                                          -------------
         Net Accounts Receivable                          $  3,002,143
                                                          =============

NOTE 3 - Property, Plant & Equipment:

         Components of property, plant & equipment are as follows:
                                                                   June 30, 2000
                  Computer Equipment                              $      11,104
                  Database                                                1,478
                  Furniture & Fixtures                                    4,069
                  Office Equipment                                        3,231
                  Software                                                3,720
                  Vehicles                                               29,414
                                                                     ----------
                       Total Property, Plant & Equipment                 53,016
                  Less:  Accumulated Depreciation                        (1,394)
                                                                         -------
                       Net Property, Plant & Equipment             $      51,622
                                                                       =========


NOTE 4 - Business Combinations:

         On October 28, 1998, the Company acquired Eurocash Funding (Jersey), Ltd. (Funding) in a business combination accounted for as a purchase. Funding is primarily engaged in the marketing, promoting, and servicing the reclamation of the European value added tax (VAT) through pre-funding. The results of operations for Funding are included in the accompanying financial statements since the date of acquisition. To culminate this transaction, the Company issued 2,844,699 shares of its common stock and paid no cash to the former shareholders of Funding. The total cost of the acquisition was $28,447, which was equal to the fair value of the net assets of Funding. As a result, no goodwill was created.

         On March 26, 2000,  the Company  acquired  Eurocash  Corporation,  Plc.
         (PLC) in a business combination accounted for as a purchase. PLC is primarily engaged in the marketing, promoting, and servicing the reclamation of the European value added tax (VAT). The results of operations for PLC are included in the accompanying financial statements since the date of acquisition. The Company issued 7,000,000 shares of its common stock to PLC in culminating this transaction. The total cost of the acquisition was $3,500,000, which exceeded the fair value of the net assets of PLC by $3,424,387. The excess is being amortized as goodwill using the straight-line method over thirty (30) years.

NOTE 5 - Notes Payable:
                                                              June 30, 2000
         Note payable to Automotive Financial
         Services, Ltd. bearing interest at 14.3%,
         due $333 monthly until May 2004.                      $     15,365

         Note payable to Automotive Financial
         Services, Ltd. bearing interest at 14.3%,
         due $291 monthly until May 2004.                            13,161

         -------------
                                                              June 30, 2000
         Note payable to Focus Management
         systems bearing no interest, payable
         upon demand.                                          $      7,561

         Note payable to Market Initiatives
         bearing no interest, payable upon demand.             $     24,550
                                                                   --------

                  Total                                              60,637
                  Less Current Portion of
                     Long - Term Debt                                55,687
                                                                   --------
                  Total Long - Term Debt                       $      4,950
                                                                ==============


NOTE 6 - Line of Credit:

         The Company maintains a $300,000 line of credit with ABN Amro Bank bearing interest at 7.5%. At June 30, 2000, a balance of approximately $37,800 existed. Interest is due monthly whereas principal is payable upon demand.


NOTE 7 - Due to Officer:

         An officer of the Company has advanced the Company approximately $75,600. This amount accrues interest at a rate of 7.0% per annum. The principal and interest are payable upon demand.


NOTE 8 - Advances from Shareholders:

         The Company has been advanced approximately $101,447 from certain shareholders. These advances bear no interest and are payable upon demand.


NOTE 9 - Income Taxes:

         As discussed in note 1, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Implementation of SFAS 109 did not have a material cumulative effect on prior periods nor did it result in a change to the current year's provision.

         ------------

A)       The effective tax rate for the Company is reconcilable to
         statutory tax rates as follows:
                                                               June 30, 2000
                                                             -----------------
                                                                     %
                  U.S. Federal Statutory Tax Rate                   15
                  U.S. Valuation Difference                        (15)
                                                                  ------
                  Effective U.S. Tax Rate                          - 0 -
                  Foreign Tax Valuation                            - 0 -
                                                                   -----
                  Effective Tax Rate                               - 0 -
                                                                  =======

B)       Items giving rise to deferred tax assets / liabilities are as follows:

                                                                 June 30, 2000
                  Deferred Tax Assets:

                       Tax Loss Carry-forward                 $    78,379
                                                                 ------------

                  Deferred Tax Liability:

                       Depreciation                                 2,463
                                                                 ---------

                  Valuation Allowance                              75,916
                                                                 ----------

                       Net Deferred Tax Asset / Liability      $   - 0 -
                                                                  =======


NOTE 10 - Issuance of Common Stock:

         During the fiscal year ended June 30, 2000, the Company issued 8,000,000 shares of common stock. The following table summarizes the shares of common stock issued.

                  Shares Outstanding June 30, 1999                 4,194,699
                                                                  ----------
                       Shares issued for acquisitions              7,000,000
                       Shares issued for cash                      1,000,000
                                                                  ----------
                  Shares Outstanding June 30, 2000                12,194,699


NOTE 11 - Risk Factors:

         For the years ended June 30, 2000, substantially all of the Company's business activities have remained within Europe.

         Through the normal course of business, the Company does not require its customers to post any collateral.

NOTE 12 - Foreign Operations:

         Although the Company is headquartered in the United States, its services are fully rendered on the international market.


NOTE 13 - Earnings Per Share:

         The following table sets forth the computation of basic and diluted earnings per share:

                                                                  For the Year Ended June 30, 2000
                                                                Income              Shares       Per-Share
                                                              (Numerator)       (Denominator)       Amount

         Net Loss                                             $  (369,270)

         Basic EPS:
           Income available to common stockholders               (369,270)           7,284,257     $  (0.05)
                                                                                                     =======

         Effect of Dilutive Securities:
           Warrants                                                  - 0 -                - 0 -
                                                                    -------              ------

         Diluted EPS:
           Income available to common stockholders
             and assumed conversions.                         $  (369,270)           7,284,257     $  (0.05)
                                                                ===========        =============     ========


         For the year ended June 30, 2000, no anti-dilutive securities existed.

         For the period July 1, 2000 to February 28, 2001, there were no transactions that would have materially changed the number of common shares or potential number of common shares outstanding.


NOTE 14 - Commitments and Contingent Liabilities:

         The Company currently leases its primary office space in Hove, England for approximately $2,100 per quarter, plus utilities, with Questline Management, Ltd. This non-cancelable lease commenced on April 6, 2000 and expires on May 20, 2001.

         In addition to the office lease with Questline Management, Ltd., the Company leases a telephone system for approximately $300 per month covering the same period.

         For  the  fiscal  year  ending  June  30,  2000,   rental  expenses  of
         approximately  $26,000  were  incurred.

         Future  obligations  under the non-cancelable  lease terms are:

         Period Ending June 30,                      Amount
         --------------------                       -------
               2001                                 $ 9,600
                                                     =======

NOTE 15 - Major Customer:

         The Company had gross revenues of $723,966 for the year ended June 30, 2000. One party individually represented greater than ten percent of these revenues accounting for approximately $82,000 representing 11.3%.

                          Eurocash, Inc. & Subsidiaries
                           Consolidated Balance Sheet
                                December 31, 2000




                                     ASSETS

 Current Assets:
      Cash                                                                 $            445,017
      Accounts  Receivable (Note 2)                                                   5,001,077
      Allowance  for  Doubtful  Accounts (Note 2)                                      (104,473)
      Prepaid  Expenses                                                                   5,621
                                                                             -------------------
          Total  Current  Assets                                                      5,347,242

 Property  and  Equipment (Notes 1&3):
      Computers                                                                          10,566
      Database                                                                            8,859
      Furniture  &  Fixtures                                                              4,018
      Office  Equipment                                                                  14,292
      Software                                                                            4,391
      Vehicles                                                                           29,054
      Web - Page                                                                          1,746
      Accumulated  Depreciation                                                          (7,227)
                                                                             -------------------
          Total  Property  and  Equipment                                                65,699

 Other  Assets
      Goodwill (Note 4)                                                               3,424,387
      Accumulated  Amortization (Note 4)                                                (76,098)
                                                                             -------------------
          Total  Other  Assets                                                        3,348,289

                                                                             -------------------
      Total  Assets                                                        $          8,761,231
                                                                             ===================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

 Current Liabilities:
      Accounts  Payable                                                    $          4,664,317
      Accrued  Expenses                                                                 133,902
      Advances  From  Shareholders (Note 8)                                             101,606
      Credit - Line  Payable (Note 6)                                                   298,758
      Notes  Payable - current portion (Note 5)                                          40,353
      Officer's  Loan (Note 7)                                                           74,690
                                                                             -------------------
          Total  Current  Liabilities                                                 5,313,626

 Long - Term  Liabilities:
      Notes  Payable - net  of  current  portion (Note 5)                                 7,394
                                                                             -------------------
          Total  Long - Term  Liabilities                                                 7,394

 Commitments  and  Contingent  Liabilities (Note 14)

 Shareholders'  Equity:
      Common  Stock  -  $.001  par  value
          Authorized  50,000,000
          Issued  and  Outstanding  12,384,699                                           12,385
      Preferred  Stock  -  $.001  par  value
          Authorized  10,000,000
          No  Issued  and  Outstanding                                                        0
      Paid  in  Capital                                                               4,207,299
      Retained  Deficit                                                                (779,473)
                                                                             -------------------
          Total  Shareholders'  Equity                                                3,440,211

                                                                             -------------------
      Total  Liabilities  and  Shareholders'  Equity                       $          8,761,231
                                                                             ===================

        See accompanying notes to the consolidated financial statements.

                          Eurocash, Inc. & Subsidiaries
                      Consolidated Statement of Operations
                   For the Six Months Ended December 31, 2000



Revenues
     Collection  Fees                                     $            361,696

                                                            -------------------
         Total  Revenues                                               361,696

Cost  of  Goods  Sold
     Commissions                                                        17,514
     Sales  &  Marketing                                                19,938
     Processing                                                        132,101
     Other  Direct  Costs                                                7,724
                                                            -------------------
         Total  Cost  of  Goods  Sold                                  177,277
                                                            -------------------

Gross  Profit                                                          184,419
                                                            -------------------

Operating  Expenses
     Auto  Expense                                                       6,142
     Bank  Fees                                                          1,221
     Insurance                                                           5,505
     Interest  Expense                                                  22,503
     Office  Expense                                                    17,801
     Professional  Fees                                                 32,828
     Recruitment  &  Training                                           (3,071)
     Rent  -  Office                                                     5,982
     Rent  -  Other                                                      3,027
     Repairs  &  Maintenance                                            15,481
     Salaries  &  Related  Costs                                       248,902
     Telephone                                                          10,815
     Bad  Debt  Expense                                                 43,150
     Exchange  Gain / Loss                                             (32,782)
     Depreciation  &  Amortization                                      62,907

                                                            -------------------
         Total  Operating  Expenses                                    440,413

                                                            -------------------

Earnings / (Loss)  From  Operations                                   (255,994)

                                                            -------------------
Net  Loss                                                 $           (255,994)
                                                            ===================

     Earnings  Per  Share:
         Basic (Notes 1 & 2)                              $       (0.02)
         Diluted (Notes 1 & 2)                            $       (0.02)


        See accompanying notes to the consolidated financial statements.

                          Eurocash, Inc. & Subsidiaries
                  Statement of Changes in Shareholders' Equity


                                                                                                                            Total
               July 1, 1998                                                                   Additional               Shareholders'
               To December 31, 2000                          Common Stock        Preferred    Paid In    Retained         Equity /
                                                           Shares   Value        Stock        Capital     Deficit        (Deficit)
----------------------------------------------------   ----------  ---------    ------     -----------   -----------   ------------

June  30,  1998                                       950,000     $     950   $     0   $             0      $   (950)  $         0

                                                    ----------  ------------    ------    --------------  -----------   ------------

Capital  Contribution                                 400,000           400         0             3,600            0          4,000

Acquisition  of  Eurocash  Funding  (Jersey) Ltd.   2,844,699         2,845         0            25,602            0         28,447

Net  Loss  as  of  June  30,  1999                          0             0         0                 0     (153,259)      (153,259)

                                                    ----------  ------------    ------    --------------  -----------   ------------

Total  Shareholders'  Equity / (Deficit)
As  Of  June  30,  1999                             4,194,699         4,195         0            29,202     (154,209)      (120,812)

Sale  of  Common  Stock (November)                    160,000           160         0            79,840            0         80,000

Sale  of  Common  Stock (December)                     80,000            80         0            39,920            0         40,000

Sale  of  Common  Stock (March)                       760,000           760         0           379,240            0        380,000

Acquisition  of  Eurocash  Corporation  Plc.        7,000,000         7,000         0         3,584,287            0      3,591,287

Net  Loss  as  of  June  30,  2000                                                                          (369,270)      (369,270)

                                                    ----------  ------------    ------    --------------  -----------   ------------
Total  Shareholders'  Equity / (Deficit)
As  Of  June  30,  2000                             12,194,699        12,195        0         4,112,489     (523,479)     3,601,205

Sale  of  Common  Stock (November)                     50,000            50         0            24,950            0         25,000

Sale  of  Common  Stock (December)                    140,000           140         0            69,860            0         70,000

Net  Loss  as  of  December  31,  2000                                                                      (255,994)      (255,994)

                                                    ----------  ------------    ------    --------------  -----------   ------------
Total  Shareholders'  Equity
As  Of  December  31,  2000                         12,384,699      $ 12,385         0      $   4,207,299 $ (779,473)  $   3,440,211
                                                    ==========  ============    ======    ==============  ===========    ===========

        See accompanying notes to the consolidated financial statements.

                          Eurocash, Inc. & Subsidiaries
                             Statement of Cash Flows
                   For the Six Months Ended December 31, 2000



Cash  Flows  From  Operating  Activities
    Net  Loss                                                           $           (255,994)

    Adjustments  To  Reconcile  Net  Loss  To  Net  Cash
      Used  By  Operating  Activities:
        Depreciation  &  Amortization                                                 62,907
        (Increase) / Decrease  in  Accounts  Receivables                          (1,894,461)
        (Increase) / Decrease  in  Prepaid  Expenses                                     977
        Increase / (Decrease)  in  Accounts  Payable                               2,153,408
        Increase / (Decrease)  in  Accrued  Expenses                                 (20,635)
                                                                          -------------------

        Total  Adjustments                                                           302,196
                                                                          -------------------

    Net  Cash  Provided  By  Operating  Activities                                    46,202

Cash  Flows  From  Investing  Activities
        Purchase  of  Property  and  Equipment                                       (19,910)
        (Increase) / Decrease  in  Goodwill                                                0
                                                                          -------------------

    Net  Cash  Used  By  Investing  Activities                                       (19,910)

Cash  Flows  From  Financing  Activities
        Increase / (Decrease)  in  Capital  Contributions                             95,000
        Increase / (Decrease)  in  Advances  From  Shareholders                          159
        Increase / (Decrease)  in  Credit - Line  Payable                            260,951
        Increase / (Decrease)  in  Notes  Payable                                    (12,891)
        Increase / (Decrease)  in  Officer's  Loan  Payable                             (923)
                                                                          -------------------

    Net  Cash  Provided  By  Financing  Activities                                   342,296

    Net  Increase  in  Cash                                                          368,588

Cash  at  the  Beginning  of  the  Period                                             76,429
                                                                          -------------------

Cash  at  the  End  of  the  Period                                     $            445,017
                                                                          ===================


        Supplemental  Disclosures  of  Cash  Flow  Information:
        Net  cash  paid  during  the  year  for:
             Interest                                                   $             22,503
             Income  Taxes                                              $                  0



        See accompanying notes to the consolidated financial statements.

                         EUROCASH, INC. AND SUBSIDIARIES
                 Notes To The Consolidated Financial Statements
                                December 31, 2000


NOTE 1 - Basis of Presentation and Significant Accounting Policies:

         Eurocash, Inc. and Subsidiaries, (the Company), commenced operations during 1997, when Parkway Technology Corporation (Parkway) was incorporated in the state of Delaware. The Company changed its name to Eurocash, Inc. on November 10, 1998.

         The Company, through its subsidiaries, markets, promotes, and services the reclamation of the European value added tax (VAT) and provides the service of pre-funding.

A)       Consolidation

         At December 31, 2000, the Company has two wholly owned subsidiaries, Eurocash Funding (Jersey), Ltd. and Eurocash Corporation, Plc. The two subsidiaries have been formed in Jersey (Channel Islands) and England, respectively.

         The  consolidated  financial  statements  include  the  accounts of the
         Company   and   its   subsidiaries.   All   significant   inter-company
         transactions and balances have been eliminated in consolidation.

B)       Cash and Cash Equivalents

         The Company has $445,017 in cash with $0 invested in interest bearing accounts at December 31, 2000.

C)       Property and Equipment

         Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting and accelerated methods for income tax purposes. The recovery classifications for these assets are listed as follows:

                                                                    Years
                           Computer & Software Equipment               3
                           Database                                    7
                           Furniture and Fixtures                      7
                           Office Equipment                            5
                           Vehicles                                    5

         Expenditures for maintenance and repairs are charged against income as incurred whereas major improvements are capitalized.

        ---------------------------------------------------------

D)       Income Taxes

         The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires a change from the deferral method to assets and liabilities method of accounting for income taxes. Timing differences exist between book income and tax income, which relate primarily to depreciation methods.

E)       Revenue Recognition

         The Company reports income from contracts by the percentage-of-completion method of accounting. This method recognizes income and costs with respect to individual contracts on the basis of the proportionate value of work completed during the period. Estimated losses are recognized in full as soon as they are identifiable. Earnings are charged with a provision for doubtful accounts receivable based on collection experience and current review of the collectability of accounts. Accounts deemed uncollectable are charged against the allowance for doubtful accounts. The majority of the Company's obligations under these contracts are completed within three (3) months whereas payments for the majority of these contracts are received within eighteen (18) months.

F)       Net Earnings Per Common Share

         Net earnings per common share are shown as both basic and diluted. Basic earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding. Diluted earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding plus any dilutive common stock equivalents. The components used for the computations are shown as follows: December 31, 2000 Weighted Average Number of Common Shares Outstanding Including:

                  Primary Common Stock Equivalents                    12,360,532
                  Fully Diluted Common Stock Equivalents              12,360,532

G)       Intangible Assets

         Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition and is being amortized using the straight-line method over thirty (30) years.

        ---------------------------------------------------------

H)       Impairment of Long Lived and Identifiable Intangible Assets

         The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis. An impairment loss would be deemed necessary when the estimated non-discounted future cash flows are less than the carrying net amount of the asset. If an asset were deemed to be impaired, the asset's recorded value would be reduced to fair market value. In determining the amount of the charge to be recorded, the following methods would be utilized to determine fair market value:

        1)       Quoted market prices in active markets.
        2)       Estimate based on prices of similar assets
        3)       Estimate based on valuation techniques

         As of December 31, 2000, no impairment existed.

I)       Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

J)       Other Comprehensive Income

         In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Other Comprehensive Income," effective for fiscal years beginning after December 15, 1997. This statement considers the presentation of unrealized holding gains and losses attributable to debt and equity securities classified as available-for-sale. As stated, any unrealized holding gains or losses affiliated to these securities are carried below net income under the caption "Other Comprehensive Income." For the six months ended December 31, 2000, no other comprehensive income existed.


NOTE 2 - Accounts Receivable:

         Accounts receivable consist of the following:
                                                              December 31, 2000
         Accounts Receivable                                       $  5,001,077
         Allowance for Doubtful Accounts                               (104,473)
                                                                     -----------
         Net Accounts Receivable                                   $  4,896,604
                                                                     ==========

NOTE 3 - Property, Plant & Equipment:

Components of property, plant & equipment are as follows:
                                                             December 31, 2000
         Computer Equipment                                    $     10,566
         Database                                                     8,859
         Furniture & Fixtures                                         4,018
         Office Equipment                                            14,292
         Software                                                     4,391
         Vehicles                                                    29,054
         Web - Site                                                   1,746
                                                                 -----------
              Total Property, Plant & Equipment                      72,926
         Less:  Accumulated Depreciation                             (7,227)
                                                                 -----------
              Net Property, Plant & Equipment                  $     65,699
                                                                 ===========


NOTE 4 - Business Combinations:

         On October 28, 1998, the Company acquired Eurocash Funding (Jersey), Ltd. (Funding) in a business combination accounted for as a purchase. Funding is primarily engaged in the marketing, promoting, and servicing the reclamation of the European value added tax (VAT) through pre-funding. The results of operations for Funding are included in the accompanying financial statements since the date of acquisition. To culminate this transaction, the Company issued 2,844,699 shares of its common stock and paid no cash to the former shareholders of Funding. The total cost of the acquisition was $28,447, which was equal to the fair value of the net assets of Funding. As a result, no goodwill was created.

         On March 26, 2000,  the Company  acquired  Eurocash  Corporation,  Plc.
         (PLC) in a business combination accounted for as a purchase. PLC is primarily engaged in the marketing, promoting, and servicing the reclamation of the European value added tax (VAT). The results of operations for PLC are included in the accompanying financial statements since the date of acquisition. The Company issued 7,000,000 shares of its common stock to PLC in culminating this transaction. The total cost of the acquisition was $3,500,000, which exceeded the fair value of the net assets of PLC by $3,424,387. The excess is being amortized as goodwill using the straight-line method over thirty (30) years.


NOTE 5 - Notes Payable:
                                                               December 31, 2000
         Note payable to Automotive Financial
         Services, Ltd. bearing interest at 14.3%,
         due $333 monthly until May 2004.                   $    13,720

         -------------
                                                            December 31, 2000
         Note payable to Automotive Financial
         Services, Ltd. bearing interest at 14.3%,
         due $291 monthly until May 2004.                $      9,777

         Note payable to Market Initiatives
         bearing no interest, payable upon demand.       $     24,250
                                                              --------

                  Total                                        47,747
                  Less Current Portion of
                     Long - Term Debt                          40,353
                                                             --------
                  Total Long - Term Debt                 $      7,394
                                                           ===========


NOTE 6 - Line of Credit:

         The Company maintains a $300,000 line of credit with ABN Amro Bank bearing interest at 7.5%. At December 31, 2000, a balance of approximately $299,000 existed. Interest is due monthly whereas principal is payable upon demand.


NOTE 7 - Due to Officer:

         An officer of the Company has advanced the Company approximately $75,000. This amount accrues interest at a rate of 7.0% per annum. The principal and interest are payable upon demand.


NOTE 8 - Advances from Shareholders:

         The Company has been advanced approximately $101,606 from certain shareholders. These advances bear no interest and are payable upon demand.


NOTE 9 - Income Taxes:

         As discussed in note 1, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Implementation of SFAS 109 did not have a material cumulative effect on prior periods nor did it result in a change to the current year's provision.

         ------------

A)       The effective tax rate for the Company is reconcilable to
         statutory tax rates as follows:
                                                            December 31, 2000
                                                            --------------------
                                                              %
                  U.S. Federal Statutory Tax Rate             15
                  U.S. Valuation Difference                  (15)
                                                            ------
                  Effective U.S. Tax Rate                    - 0 -
                  Foreign Tax Valuation                      - 0 -
                                                             -----
                  Effective Tax Rate                         - 0 -
                                                            =======

B)       Items giving rise to deferred tax assets / liabilities are as follows:

                                                               December 31, 2000
                  Deferred Tax Assets:

                       Tax Loss Carry-forward                 $  125,339
                                                             ------------
                  Deferred Tax Liability:

                       Depreciation                                2,463
                                                             -----------
                  Valuation Allowance                            122,876
                                                             -----------
                       Net Deferred Tax Asset / Liability      $   - 0 -
                                                              ==========


NOTE 10 - Issuance of Common Stock:

         During the six months ended December 31, 2000, the Company issued 190,000 shares of common stock. The following table summarizes the shares of common stock issued.

                  Shares Outstanding June 30, 2000            12,194,699
                                                             -----------
                       Shares issued for cash                    190,000
                                                             ------------
                  Shares Outstanding December 31, 2000        12,384,699

NOTE 11 - Risk Factors:

         For the six months ended December 31, 2000, subsantially all of the Company's business activities have remained within Europe.

         Through the normal course of business, the Company does not require its customers to post any collateral.



NOTE 12 - Foreign Operations:

         Although the Company is headquartered in the United States, its services are fully rendered on the international market.


NOTE 13 - Earnings Per Share:

         The following table sets forth the computation of basic and diluted earnings per share:

                                                              For the Six Months Ended December 31, 2000
                                                               Income              Shares        Per-Share
                                                              (Numerator)       (Denominator)       Amount

         Net Loss                                             $  (255,994)

         Basic EPS:
           Income available to common stockholders                (255,994)         12,360,532     $  (0.02)
                                                                                                     =======

         Effect of Dilutive Securities:
           Warrants                                                   - 0 -               - 0 -
                                                                     -------             ------

         Diluted EPS:
           Income available to common stockholders
             and assumed conversions.                         $  (255,994)          12,360,532     $  (0.02)
                                                                ===========        =============     ========


         For the six months ended December 31, 2000, no anti-dilutive securities existed.

         For the period January 1, 2001 to February 28, 2001, there were no transactions that would have materially changed the number of common shares or potential number of common shares outstanding.

NOTE 14 - Commitments and Contingent Liabilities:

         The Company currently leases its primary office space in Hove, England for approximately $2,100 per quarter, plus utilities, with Questline Management, Ltd. This non-cancelable lease commenced on April 6, 2000 and expires on May 20, 2001.

         In addition to the office lease with Questline Management, Ltd., the Company leases a telephone system for approximately $300 per month covering the same period.

         For the six months ended December 31, 2000, rental expenses of approximately $6,000 were incurred. Future obligations under the non-cancelable lease terms are:

                Period Ending June 30, 2001        Amount
                ---------------------             -------
                                                  $ 5,700
                                                  =======


NOTE 15 - Major Customer:

         The Company had gross revenues of $361,696 for the six months ended December 31, 2000. No parties individually represented greater than ten percent of these revenues.